EXHIBIT 99.2
Vital Energy, Inc.
Unaudited Pro Forma Condensed Combined Financial Information
Vital Energy, Inc., a Delaware corporation (“Vital” or the “Company”), recently completed the following transactions, collectively known as the "Acquisitions":
•Tall City Acquisition: As previously disclosed in its Current Report on Form 8-K filed on November 6, 2023 with the SEC, on November 6, 2023, Vital completed the acquisition of certain oil and natural gas properties located in the Delaware Basin from Tall City Property Holdings III LLC and Tall City Operations III LLC. Total consideration paid was $358.9 million, after closing adjustments, subject to post-closing adjustments, consisting of (i) $280.3 million in cash, (ii) 1.40 million shares of Vital's common stock, and (iii) $7.8 million in transaction related expenses, inclusive of customary closing price adjustments, subject to post-closing adjustments.
•Henry Acquisition: As previously disclosed in its Current Report on Form 8-K filed on November 6, 2023 with the SEC, on November 5, 2023, Vital completed the acquisition of approximately 93.0% of the working interests in certain oil and natural gas properties located in Midland and Delaware basins from Henry Energy LP, Henry Resources LLC and Moriah Henry Partners LLC (the "Henry Acquisition"). Aggregate consideration of $434.1 million consisted of (ii) 2.15 million shares of Vital's common stock (ii) 6.13 million shares of Vital's Preferred Stock, and (iii) $1.2 million of cash related to working capital closing adjustments, subject to post-closing adjustments.
•Maple Acquisition: As previously disclosed in its Current Report on Form 8-K filed on November 6, 2023 with the SEC, on October 31, 2023, Vital completed the acquisition of certain oil and natural gas properties from Maple Energy Holdings, LLC . The aggregate purchase price was $175.1 million, after closing adjustments, subject to post-closing adjustments, consisting of 3.37 million shares of Vital's common stock and $6.4 million in transaction costs.
•Forge Acquisition: As previously disclosed in its Current Report on Form 8-K filed on June 30, 2023 with the SEC, on June 30, 2023, Vital and Northern Oil and Gas, Inc. (“NOG”) completed the acquisition of the assets of Forge Energy II Delaware, LLC. Vital and NOG jointly acquired Forge’s oil and natural gas properties located in the Delaware Basin in Ward, Reeves and Pecos Counties. Vital acquired an undivided 70% interest in Forge’s oil and natural gas properties and NOG acquired the remaining undivided 30% interest in Forge’s oil and natural gas properties. Aggregate consideration, excluding the undivided 30.0% interest acquired by NOG, was $397.5 million, comprised of $389.9 million in cash after closing price adjustments and $7.6 million in transaction related expenses.
•Driftwood Acquisition: As previously disclosed in its Current Report on Form 8-K filed on April 3, 2023 with the SEC, on April 3, 2023, Vital completed the acquisition of interests in oil and natural gas leases and related property located in the Midland Basin from Driftwood Energy Operating, LLC. Aggregate consideration of $201.7 million consisted of approximately $117.4 million in cash, after closing price adjustments, 1.58 million shares of Vital’s common stock and $4.2 million in transaction related expenses.
The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2023 give effect to the Acquisitions as if they been completed on January 1, 2022. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements.
All the Acquisitions were completed prior to December 31, 2023, and all results of the acquired assets are included in the consolidated financial statements of the Company as included within the Company's Annual Report on Form 10-K. Refer to Note 4 - Acquisitions and divestitures included with the consolidated financial statements beginning on page F-1 of the Company's Annual Report for further information regarding the Acquisitions, including purchase price allocation.
The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Vital would have been had the Acquisitions and related financing occurred on the dates noted above, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. Future results may vary significantly from the results reflected because of various factors. In Vital’s opinion, all adjustments that are necessary to present fairly the unaudited pro forma condensed combined financial information have been made.
The unaudited pro forma condensed combined financial information does not reflect the benefits of potential cost savings or the costs that may be necessary to achieve such savings, opportunities to increase revenue generation or other factors that may result from the Acquisitions and, accordingly, does not attempt to predict or suggest future results.
1

The unaudited pro forma financial statements have been developed from and should be read in conjunction with:
•The audited consolidated financial statements and accompanying notes of Vital contained in Vital’s Annual Report on Form 10-K for the year ended December 31, 2023;
•The unaudited consolidated financial statements and related notes of Driftwood Energy Partners, LLC and its wholly-owned subsidiaries, Driftwood Energy Operating, LLC, Driftwood Energy Management, LLC and Driftwood Energy Intermediate, LLC (collectively, the "Driftwood Entities") as of March 31, 2023, and for the three-month periods ended March 31, 2023 and 2022, which are incorporated by reference from Exhibit 99.2 to Vital’s Current Report on Form 8-K/A filed with the SEC on June 15, 2023;
•The unaudited condensed financial statements and related notes of Forge as of March 31, 2023, and for the three-month periods ended March 31, 2023 and 2022, which are incorporated by reference from Exhibit 99.2 to Vital's Current Report on Form 8-K/A filed with the SEC on July 13, 2023;
•The unaudited financial statements and related notes of Maple Energy Holdings, LLC (“Maple”) as of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022, which are incorporated by reference from Exhibit 99.5 to Vital’s Current Report on Form 8-K/A filed with the SEC on December 22, 2023;
•The unaudited condensed consolidated financial statements and related notes of Henry Energy LP (“Henry”) as of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022, which are incorporated by reference from Exhibit 99.6 to Vital’s Current Report on Form 8-K/A filed with the SEC on December 22, 2023;
•The unaudited consolidated financial statements and related notes of Tall City Exploration III LLC (“Tall City”) as of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022, which are incorporated by reference from Exhibit 99.7 to Vital’s Current Report on Form 8-K/A filed with the SEC on December 22, 2023.
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Vital Energy, Inc.
Pro forma condensed combined statements of operations
For the year ended ended December 31, 2023
(in thousands, except per share data)
(Unaudited)

	Historical						Transaction accounting adjustments
	Vital[1]	Driftwood[2]	Forge[2]	Maple[2]	Henry[2]	Tall City[2]	Conforming and reclass		Acquisition Adjustments		Pro forma combined
Revenues:
Oil sales	$1,328,518	$—	$116,373	$53,423	$—	$207,713	$158,428	(a)	$(9,678)	(u)	$1,819,865
									(34,912)	(ad)
NGL sales	136,901	—	11,170	17,662	—	18,089	12,087	(a)	(763)	(u)	191,795
									(3,351)	(ad)
Natural gas sales	63,214	—	2,929	7,229	—	7,485	9,111	(a)	(468)	(u)	88,621
									(879)	(ad)
Crude oil, natural gas, and NGL sales, net	—	—	—	—	155,846	—	(155,846)	(a)			—
Oil and natural gas sales, net	—	23,780	—	—	—	—	(23,780)	(a)			—
Sales of purchased oil	14,313	—	—	—	—	—					14,313
Drilling and overhead fees	—	—	—	—	3,194	—	(3,194)	(w)			—
Water disposal fees and pipeline income	—	—	—	—	8,043	—			(563)	(u)	7,480
Affiliate service fee income	—	—	—	—	38,804	—	(38,804)	(l)			—
Unrealized and realized gains/(losses), net	—	—	—	—	—	(6,698)	6,698	(b)			—
Other income	—	—	—	—	1,073	—	(1,073)	(c)			—
Other operating revenues	4,658	—	107	—	—	—	1,073	(c)	(75)	(u)	5,731
									(32)	(ad)
Total revenues	1,547,604	23,780	130,579	78,314	206,960	226,589	(35,300)		(50,721)		2,127,805
Costs and expenses:
Lease operating expenses	261,129	3,396	27,485	31,462	—	70,977	31,748	(d)	(1,963)	(u)	411,908
							(3,194)	(w)	224	(u)
									(9,356)	(ad)
Workover expenses	—	—	3,700	—	—	—	(3,700)	(d)			—
Lease operating and workover expenses	—	—	—	—	28,048	—	(28,048)	(d)			—
Pipeline operating expenses	—	—	—	—	5,850	—	(5,850)	(z)			—
Gas gathering, processing and transportation expenses	2,013	—	—	—	—	7,318	727	(n)			10,058
Gathering and processing	—	727	—	—	—	—	(727)	(n)			—
Production and ad valorem taxes	93,224	998	8,192	—	—	—	23,389	(e)	(532)	(u)	122,813
									(2,458)	(ad)
Production tax and other	—	—	—	5,052	—	10,743	(15,795)	(e)			—
Severance and ad valorem taxes	—	—	—	—	7,594	—	(7,594)	(e)			—
Oil transportation and marketing expenses	41,284	—	—	—	—	—					41,284
Costs of purchased oil	15,065	—	—	—	—	—					15,065

	Historical						Transaction accounting adjustments
	Vital[1]	Driftwood[2]	Forge[2]	Maple[2]	Henry[2]	Tall City[2]	Conforming and reclass		Acquisition Adjustments		Pro forma combined
General and administrative	104,819	884	904	3,428	24,942	8,075	222	(f)	(271)	(ad)	126,342
							(16,661)	(x)
Equity-based compensation expense	—	—	—	—	—	222	(222)	(f)			—
Organizational restructuring expenses	1,654	—	—	—	—	—					1,654
Depletion, depreciation and amortization	463,244	—	—	—	31,682	—	(31,682)	(g)	45,634	(q)	595,429
									21,299	(r)
									35,541	(s)
									23,208	(t)
									5,697	(ac)
									806	(y)
Depletion, depreciation, amortization and impairment	—	—	—	—	—	55,309	(55,309)	(g)			—
Depletion - oil and gas properties	—	—	—	20,981	—	—	(20,981)	(g)			—
Depreciation - other property and equipment	—	—	—	33	—	—	(33)	(g)			—
Depletion and depreciation	—	—	23,063	—	—	—	(23,063)	(g)			—
Depletion expense	—	5,069	—	—	—	—	(5,069)	(g)			—
Accretion of asset retirement obligations	—	—	—	103	—	114	(217)	(h)			—
Accretion expense		12	238		89	—	(339)	(h)			—
Exploration	—	116	—	—	—	—	(116)	(ab)			—
Other operating expenses, net	6,223	—	—	—	—	—	5,850	(z)	543	(h)	12,206
									(410)	(u)
Total costs and expenses	988,655	11,202	63,582	61,059	98,205	152,758	(156,664)		117,962		1,336,759
Gain on disposal of assets, net	672	—	—	—	—	—					672
Operating income	559,621	12,578	66,997	17,255	108,755	73,831	121,364		(168,683)		791,718
Non-operating income (expense):
Gain (loss) on derivatives, net	96,230	—	—	(1,193)	—	—	1,352	(b)	(1,525)	(ad)	94,864
Loss on realized derivatives	—	(1,916)	(1,346)	—	—	—	3,262	(b)			—
Gain on unrealized derivatives	—	4,883	6,429	—	—	—	(11,312)	(b)			—
Gain on unrealized fair value of contingent consideration	—	—	52	—	—	—	(52)	(aa)			—
Other expense	—	—	—	—	(1,837)	—	1,837	(i)			—
Interest expense	(149,819)	(1,170)	(3,018)	—	(1,002)	(16,778)	21,968	(j)	(35,870)	(m)	(185,689)
Loss on extinguishment of debt, net	(4,039)	—	—	—	—	—					(4,039)
Interest expense and other	—	—	—	(1,834)	—	—	1,834	(j)			—
Interest income	—	—	—	—	761	—	(761)	(i)			—
Other income, sale of assets	—	—	—	—	16	—	(16)	(o)			—
Gain on sale of assets	—	1,301	—	—	—	—	(1,301)	(ae)			—
Loss from equity method investments	—	—	—	—	(42)	—	42	(p)			—
Other income, net	9,748	—	—	—	—	50	(1,076)	(i)	(129)	(u)	8,646
									53	(u)
Total non-operating income (expense), net	(47,880)	3,098	2,117	(3,027)	(2,104)	(16,728)	15,777		(37,471)		(86,218)
Income before income taxes	511,741	15,676	69,114	14,228	106,651	57,103	137,141		(206,154)		705,500

	Historical						Transaction accounting adjustments
	Vital[1]	Driftwood[2]	Forge[2]	Maple[2]	Henry[2]	Tall City[2]	Conforming and reclass		Acquisition Adjustments		Pro forma combined
Income tax benefit (expense):
Current	(5,723)	—	—	—	—	—					(5,723)
Deferred	189,060	—	—	—	—	—	(107)	(v)	(102,909)	(v)	86,044
Income taxes	—	—	—	(107)	—	—	107	(v)			—
Total income tax benefit (expense)	183,337	—	—	(107)	—	—	—		(102,909)		80,321
Net income	695,078	$15,676	$69,114	$14,121	$106,651	$57,103	$137,141		$(309,063)		$785,821
Preferred stock dividends	(449)										$(6,197)
Net income available to common stockholders	$694,629										$779,624

Net income per common share:
Basic	$34.30									(k)	$29.48
Diluted	$33.44									(k)	$24.44
Weighted-average common shares outstanding:
Basic	20,254									(k)	26,448
Diluted	20,783									(k)	32,151
____________________________________________________________________________
(1)Vital's historical statement of operations, as shown in the table above, include the historical results of of the Acquisitions subsequent to the respective close dates of each Acquisition.
(2)The table above represents the historical results of the Acquisitions for the period prior to the closing of each acquisition as follows: (i) Driftwood, for the three months ended March 31, 2023, (ii) Forge, for the six months ended June 30, 2023 (including estimated amounts for the three months ended June 30, 2023), and (iii) Maple, Henry, and Tall City each for the nine months ended September 30, 2023.

Vital Energy, Inc.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Presentation
The accompanying unaudited pro forma condensed combined financial statements were prepared based on the historical consolidated financial statements of Vital and the Acquisitions in accordance with Article 11 of the Security and Exchange Commissions's ("SEC") Regulation S-X. The Tall City Acquisition, Maple Acquisition, Driftwood Acquisition, and Forge Acquisition and have been accounted for as asset acquisitions in accordance with ASC 805. The Henry Acquisition has been assumed to be a business combination for purposes of these unaudited pro forma condensed combined financial statements under ASC 805. Certain of the historical amounts for the Acquisitions have been reclassified to conform to the financial statement presentation of Vital.

The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2023 give effect to Acquisitions as if they been completed on January 1, 2022.

The unaudited pro forma condensed combined financial information and related notes are presented for illustrative purposes only. If the Acquisitions and other transactions contemplated herein had occurred in the past, Vital’s operating results might have been materially different from those presented in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information should not be relied upon as an indication of operating results that Vital would have achieved if the Acquisitions and other transactions contemplated herein had taken place on the specified dates. In addition, future results may vary significantly from the results reflected in the unaudited pro forma condensed combined financial statement of operations and should not be relied upon as an indication of the future results Vital will have after the contemplation of the Acquisitions and the other transactions contemplated by the unaudited pro forma condensed combined financial information. In Vital’s opinion, all adjustments that are necessary to present fairly the unaudited pro forma condensed combined financial information have been made.
2.Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
The unaudited pro forma condensed combined financial information has been compiled in a manner consistent with the accounting policies adopted by Vital. Actual results may differ materially from the assumptions and estimates contained herein.
The pro forma adjustments are based on currently available information and certain estimates and assumptions that Vital believes provide a reasonable basis for presenting the significant effects of the Acquisitions. General descriptions of the pro forma adjustments are provided below.
Unaudited Pro Forma Condensed Combined Statements of Operations
The following adjustments were made in the preparation of the unaudited pro forma condensed combined statements of operations for the ended December 31, 2023:
(a)Adjustment to conform Henry and Driftwood's presentation of historical crude oil, natural gas and NGL sales to the presentation by Vital.
(b)Adjustment to conform Tall City, Forge, and Driftwood's presentation of historical derivative gains and losses to the presentation by Vital.
(c)Adjustment to conform Henry's historical other income to the presentation by Vital.
(d)Adjustment to conform Henry's historical lease operating and workover expenses and Forge's historical workover expenses to the presentation by Vital.
(e)Adjustment to conform Maple and Tall City's historical production and other taxes and Henry's historical severance and ad valorem taxes to the presentation by Vital.
(f)Adjustment to conform Tall City's historical equity-based compensation expense to the presentation by Vital.
(g)Adjustment to remove the historical amount of Driftwood's historical depletion expense, Forge's historical depletion and depreciation, Maple's historical depletion - oil and natural gas properties and depreciation - other property and equipment, Henry's historical depletion, depreciation, and amortization and Tall City's historical depletion, depreciation, amortization, and impairment.
(h)Adjustment to remove historical accretion expense of Maple, Henry, Tall City, Forge and Driftwood associated with asset retirement obligations and recalculate accretion expense based upon estimated fair value.
(i)Adjustment to conform Henry's historical other expense and interest income to the presentation by Vital.
(j)Adjustment to remove Henry, Tall City, Forge and Driftwood's historical interest expense, and Maple's historical interest expense and other prior to the acquisition.
(k)The following table provides reconciliation between basic and diluted net income for the year ended December 31, 2023 (in thousands, except per share amounts):

	Year Ended
	December 31, 2023
	Vital[1]	Pro-Forma
Net income	$695,078	$785,821
Less: Preferred dividends[2]	449	6,197
Net income available to common shareholders	694,629	779,624
Weighted-average common shares outstanding:
Basic	20,254	26,448
Dilutive non-vested restricted stock	106	106
Dilutive non-vested performance awards	2	2
Dilutive preferred stock[2]	421	5,595
Diluted	20,783	32,151
Net income per share
Basic	$34.30	$29.48
Diluted	$33.44	$24.44
______________________________________________________________________________
1.Amounts shown above for Vital are from the unaudited consolidated financial statements and accompanying notes contained in Vital’s Annual Report on Form 10-K for the period ended December 31, 2023.
2.Reflective of the conversion of Henry's 6.13 million shares of Preferred Stock to common stock on November 29, 2023.
(l)Adjustment to eliminate Henry's affiliate service fee income.
(m)Adjustment to reflect the estimated interest expense in the periods presented with respect to the incremental borrowings necessary to finance the Forge Acquisition and Tall City Acquisitions. The interest rates utilized for the Forge Acquisition and Tall City Acquisitions were 7.98% and 9.75%, respectively. A one-eighth percent increase or decrease in the interest rates would have changed interest expense by $0.8 million for the year ended December 31, 2023.
(n)Adjustment to conform Driftwood's historical gathering and processing expenses to the presentation by Vital.
(o)Adjustment to remove Henry's historical other income, sale of assets not being acquired by Vital.
(p)Adjustment to remove Henry's historical loss from equity method investments as Vital is not acquiring such investments.
(q)Represents depreciation, depletion, and amortization expense resulting from the change in basis of property and equipment acquired as a result of the Tall City Acquisition. The depletion adjustment was calculated using the unit-of-production method under the full cost method of accounting using estimated proved reserves and production volumes attributable to the acquired assets.
(r)Represents depreciation, depletion, and amortization expense resulting from the change in basis of property and equipment acquired as a result of the Maple Acquisition. The depletion adjustment was calculated using the unit-of-production method under the full cost method of accounting using estimated proved reserves and production volumes attributable to the acquired assets.

(s)Represents depreciation, depletion, and amortization expense resulting from the change in basis of property and equipment acquired as a result of the Henry Acquisition. The depletion adjustment was calculated using the unit-of-production method under the full cost method of accounting using estimated proved reserves and production volumes attributable to the acquired assets.
(t)Represents depreciation, depletion, and amortization expense resulting from the change in basis of property and equipment acquired as a result of the Forge Acquisition. The depletion adjustment was calculated using the unit-of-production method under the full cost method of accounting using estimated proved reserves and production volumes attributable to the acquired assets.
(u)Adjustment to reflect the approximate 7.0% of oil and gas properties working interest being retained by Henry Properties Seller.
(v)The adjustment pertains to estimated income tax considerations associated with the Acquisitions. These entities were previously held within a flow-through structure, making them exempt from federal income taxes. For the 2023 proforma income statement, income tax expenses for the Acquisitions are recorded at an effective tax rate of 21.5%. Additionally, the release of Vital's valuation allowance, which occurred in Q2 2023 for Vital, was adjusted to account for the impact the Acquisitions would have had on the 2022 valuation allowance.
(w)Adjustment to reclassify Henry's historical drilling and overhead fees to the presentation by Vital.
(x)Adjustment to remove a portion of general and administrative costs for certain entities related to Henry that are not being acquired by Vital.
(y)Adjustment to include depreciation on other property and equipment pipeline assets acquired as part of the Henry Acquisition.
(z)Adjustment to conform Henry's pipeline operating expenses to the presentation by Vital.
(aa)Adjustment to remove the gain on unrealized fair value of contingent consideration, which was not acquired as part of the Forge Acquisition.
(ab)Adjustment to remove exploration expense to align the presentation by Driftwood with the full cost method of accounting utilized by Vital.
(ac)Represents depreciation, depletion, and amortization expense resulting from the change in basis of property and equipment acquired as a result of the Driftwood Acquisition. The depletion adjustment was calculated using the unit-of-production method under the full cost method of accounting using estimated proved reserves and production volumes attributable to the acquired assets.
(ad)Adjustments necessary to remove the historical revenues, gains, expenses and losses associated with the 30% undivided interest acquired by NOG in the oil and natural gas properties of Forge.
(ae)Adjustment to remove Driftwood's gain on on sale of assets as Vital utilizes the full cost method of accounting.